Exhibit 99.7

CONSENT OF GARETH DIGGES LA TOUCHE

February 27, 2015

CONSENT OF EXPERT

VIA EDGAR	VIA SEDAR

United States Securities and Exchange Commission	British Columbia Securities Commission Alberta Securities Commission

RE:	Tasman Metals Ltd. Pre-Feasibility Study – NI 43-101 – Technical Report for the Norra Karr Rare Earth Element Deposit, Effective Date: January 13, 2015 (the “Study”)

To Whom It May Concern:

I have assisted with the preparation of the above referenced Study. I hereby consent to the use of my name and the Study, and summaries thereof, and inclusion and incorporation by reference thereof and information derived from such Study in Tasman Metals Ltd.’s Registration Statement on Form F-3 (File No. 333-190863), and any associated prospectus, filed with the United States Securities and Exchange Commission.

I also consent to the public filing of the Study and any extracts from or a summary of the Study in the news release dated January 21, 2015 of Tasman Metals Ltd. (the “News Release”).

I confirm that I have read the Study and I have no reason to believe that there are any misrepresentations in the Study that are within my knowledge as a result of the services I performed in connection with such Study.

I also confirm that I have read the News Release that the Study supports and that it fairly and accurately represents the information in the sections of the Study for which I am responsible.

Yours truly,

/s/ Gareth Digges La Touche
Gareth Digges La Touche

V35973\VAN_LAW\1667077\2